UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                         Star Maritime Acquisition Corp.
                         -------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    85516E107
                                    ---------
                                 (CUSIP Number)

                                  July 31, 2007
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 85516E107                    13G                     Page 2 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Giovine Capital Group LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,430,600
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,430,600
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,430,600
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

-------------------                                            -----------------
CUSIP No. 85516E107                    13G                     Page 3 of 9 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas A. Giovine
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             3,430,600
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            3,430,600
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,430,600
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.0%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

     This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of Star Maritime Acquisition Corp., a corporation organized under the laws of Delaware.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is Star Maritime Acquisition Corp. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive offices are located at 103 Foulk Road, Wilmington, Delaware 19803.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Giovine Capital Group LLC, a Delaware limited liability company ("Giovine Capital"), which serves as investment adviser and management company to several investment funds and managed accounts (collectively, the "Funds"), with respect to shares of Common Stock directly owned by the Funds and shares of Common Stock issuable upon the exercise of warrants for Common Stock ("Warrants") directly owned by the Funds (collectively, the "Shares"); and

     2. Thomas A. Giovine ("Mr. Giovine"), who serves as the managing member of Giovine Capital, with respect to the Shares.

     Giovine Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Giovine may be deemed to beneficially own the Shares by virtue of his position as managing member of Giovine Capital. Giovine Capital and Mr. Giovine are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business offices of Giovine Capital and Mr. Giovine is 601 South Figueroa Street, Suite 4590, Los Angeles, California 90017.

Item 2(c):          Citizenship:
---------           -----------

     Giovine Capital is organized under the laws of Delaware. Mr. Giovine is a citizen of the United States.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Common Stock, par value $0.0001 per share("Common Stock")

Item 2(e):          CUSIP Number:
---------           ------------

     85516E107

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a) [ ]  Broker or dealer registered under Section 15 of the Act,
     (b) [ ] Bank as defined in Section 3(a)(6) of the Act,
     (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e) [X] Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1
             (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

  A. Giovine Capital
     ---------------

     (a) Amount beneficially owned: 3,430,600 shares of Common Stock, consisting of 1,283,200 shares of Common Stock held by the Funds and 2,147,400 shares of Common Stock issuable upon exercise of Warrants held by the Funds.
     (b) Percent of class: 11.0%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 31,174,324 shares of Common Stock issued and outstanding which is the sum of (i) 29,026,924 shares of Common Stock issued and outstanding as of May 9, 2007 as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, and (ii) 2,147,400 shares of Common Stock that would be issued to the Reporting Persons on exercise of all Warrants held by them collectively.

     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,430,600
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,430,600

  B. Mr. Giovine
     -----------

     (a) Amount beneficially owned: 3,430,600 shares of Common Stock, consisting of 1,283,200 shares of Common Stock held by the Funds and 2,147,400 shares of Common Stock issuable upon exercise of Warrants held by the Funds.
     (b) Percent of class: 11.0%.
     (c) Number of shares as to which such person has:
          (i)    Sole power to vote or direct the vote: -0-
          (ii)   Shared power to vote or direct the vote: 3,430,600
          (iii)  Sole power to dispose or direct the disposition: -0-
          (iv)   Shared power to dispose or direct the disposition: 3,430,600

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     One of the Funds controlled by Giovine Capital, Giovine Investment Partners International Ltd., directly holds on an as-converted basis in excess of 5.0% of the total outstanding Common Stock of the Company and may thereby have the right to receive the proceeds from the sale of such Shares.

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 3, 2007


                                        GIOVINE CAPITAL GROUP LLC


                                        By:  /s/ David R. Beach
                                             -----------------------------------
                                             Name:   David R. Beach
                                             Title:  Chief Operating Officer


                                        /s/ Thomas A. Giovine
                                        ----------------------------------------
                                        Thomas A. Giovine


                      [SIGNATURE PAGE TO SCHEDULE 13G WITH
                   RESPECT TO STAR MARITIME ACQUISITION CORP.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Giovine Capital Group LLC and Thomas A. Giovine, dated August 3, 2007.